TITAN MEDICAL INC.

Unaudited Condensed Interim Financial Statements
Three and Six Months Ended June 30, 2018 and 2017

(IN UNITED STATES DOLLARS)

TITAN MEDICAL INC.
Unaudited Condensed Interim Balance Sheets
As at June 30, 2018 and December 31, 2017
(In U.S. Dollars)

	June 30, 2018	December 31, 2017
ASSETS
CURRENT

Cash and cash equivalents	22,367,119	26,130,493
Amounts receivable	78,010	75,151
Deposits (Note 6)	4,037,563	2,538,434
Prepaid expense	466,034	149,593

Total Current Assets	26,948,726	28,893,671

Furniture and Equipment	-	6,714
Patent Rights (Note 3)	860,864	774,225

TOTAL ASSETS	27,809,590	29,674,610

LIABILITIES

CURRENT

Accounts payable and accrued liabilities	4,188,835	2,218,352
Warrant liability (Note 2(b) and 5)	16,243,831	17,849,460

TOTAL LIABILITIES	20,432,666	20,067,812

SHAREHOLDERS' EQUITY

Share Capital (Note 4(a))	158,499,271	154,016,519
Contributed Surplus	5,870,189	5,146,784
Warrants (Note 4(b))	-	741,917
Deficit	(156,992,536)	(150,298,422)

TOTAL EQUITY	7,376,924	9,606,798

TOTAL LIABILITIES & EQUITY	27,809,590	29,674,610

Commitments (Note 6)
See notes to financial statements

Approved on behalf of the Board:

John E. Barker	David McNally
Chairman	President and CEO

TITAN MEDICAL INC.
Unaudited Condensed Interim Statement of Shareholders’ Equity and Deficit
For the Periods Ended June 30, 2018 and 2017
(In U.S. Dollars)

	Share Capital	Share Capital	Contributed	Warrants	Deficit	Total
	Number	Amount	Surplus			Equity

Balance - December 31, 2016	5,550,382	$112,742,810	$3,707,432	$855,800	$(116,711,438)	$594,604

Issued pursuant to agency agreement	2,340,779	11,218,894				11,218,894
Warrant liability issued during the period		(4,086,084)				(4,086,084)
Share issue expense		(824,807)				(824,807)
Warrants exercised during the period		140,280				140,280
Warrants expired during the period		113,883		(113,883)		-
Stock based compensation			623,682			623,682
Net and Comprehensive loss for the period					(6,854,187)	(6,854,187)

Balance - June 30, 2017	7,891,161	$119,304,976	$4,331,114	$741,917	$(123,565,625)	$812,382

Balance - December 31, 2017	12,686,723	154,016,519	5,146,784	741,917	(150,298,422)	9,606,798
Issued pursuant to agency agreement	1,295,552	9,225,797				9,225,797
Warrant liability issued during the period		(5,212,087)				(5,212,087)
Share issue expense		(399,107)				(399,107)
Issued Other	7,500	66,234				66,234
Warrants exercised during the period	6,500	59,998				59,998
Warrants expired during the period		741,917		(741,917)		-
Stock based compensation			723,405			723,405
Net and Comprehensive loss for the period					(6,694,114)	(6,694,114)

Balance - June 30, 2018	13,996,275	$158,499,271	$5,870,189	$-	$(156,992,536)	$7,376,924

See notes to financial statements

TITAN MEDICAL INC.
Unaudited Condensed Interim Statement of Net and Comprehensive Loss
For the Three and Six Months Ended June 30, 2018 and 2017
(In U.S. Dollars)

	Three Months Ended	Six Months Ended	Three Months Ended	Six Months Ended
	June 30, 2018	June 30, 2018	June 30, 2017	June 30, 2017

REVENUE	$-	$-	$-	$-

EXPENSES

Amortization	5,372	17,114	4,191	10,785
Consulting fees	141,076	371,188	107,615	270,433
Stock based compensation (Note 4(b))	356,348	723,405	380,279	623,682
Insurance	6,900	15,957	5,533	13,464
Management salaries and fees	730,975	1,439,999	620,929	1,246,756
Marketing and investor relations	126,381	170,998	104,139	165,836
Office and general	128,453	234,627	71,200	167,501
Professional fees	178,687	324,467	151,637	296,650
Rent	24,999	49,793	24,717	50,254
Research and Development	6,246,275	9,520,349	2,704,054	5,650,377
Travel	113,610	185,897	77,181	157,376
Foreign exchange (gain)/loss	(417,244)	(932,397)	95,380	80,564
	7,641,832	12,121,397	4,346,855	8,733,678
FINANCE INCOME (COST)
Interest	54,691	82,983	3,275	5,408
Gain on change in fair value of warrants (Note 2(b) and 5)	2,210,537	5,853,111	2,834,469	2,372,473
Warrant liability issue cost	(508,811)	(508,811)	(356,802)	(498,390)
	1,756,417	5,427,283	2,480,942	1,879,491

NET AND COMPREHENSIVE LOSS FOR THE PERIOD	$5,885,415	$6,694,114	$1,865,913	$6,854,187

BASIC AND DILUTED LOSS PER SHARE	$0.43	$0.50	$0.30	$1.15

WEIGHTED AVERAGE NUMBER OF COMMON SHARES, Basic and Diluted	13,798,229	13,250,357	6,291,163	5,982,120

See notes to financial statements

TITAN MEDICAL INC.
Unaudited Condensed Interim Statements of Cash Flows
For the Three and Six Months Ended June 30, 2018 and 2017
(In U.S. Dollars)

	Three Months Ended	Six Months Ended	Three Months Ended	Six Months Ended
	June 30, 2018	June 30, 2018	June 30, 2017	June 30, 2017
OPERATING ACTIVITIES
Net loss for the period	$(5,885,415)	$(6,694,114)	$(1,865,913)	$(6,854,187)

Items not involving cash:
Amortization	5,372	17,114	4,191	10,785
Stock based compensation	356,348	723,405	380,279	623,682
Other share compensation	-	66,234	-	-
Warrant liability -fair value adjustment	(2,210,537)	(5,853,111)	(2,834,469)	(2,372,473)
Warrant liability -foreign exchange adjustment	(421,301)	(935,656)	77,270	51,190
Changes in non-cash working capital items:
Amounts receivable, p rep aid expenses and deposits	(10,120)	(1,818,430)	(859,839)	(728,687)
Accounts p ay able and accrued liabilities	1,274,644	1,970,483	1,377,769	1,375,573
Cash used in operating activities	(6,891,009)	(12,524,075)	(3,720,712)	(7,894,117)
FINANCING ACTIVITIES
Net proceeds from issuance of common shares and warrants	8,828,240	8,857,740	5,334,062	10,501,315
Cash provided by financing activities	8,828,240	8,857,740	5,334,062	10,501,315

INVESTING ACTIVITIES
Decrease in furniture and equipment	-	-	(3,427)	(3,427)
Cost of Patents	(40,491)	(97,039)	(78,318)	(105,324)
Cash used in investing activities	(40,491)	(97,039)	(81,745)	(108,751)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,896,740	(3,763,374)	1,531,605	2,498,447
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	20,470,379	26,130,493	5,306,753	4,339,911

CASH AND CASH EQUIVALENTS , END OF PERIOD	$22,367,119	$22,367,119	$6,838,358	$6,838,358
CASH AND CASH EQUIVALENTS COMPRISE:

Cash	$134,243	$134,243	$663,225	$663,225
Cash Equivalents	22,232,876	22,232,876	6,175,133	6,175,133
	$22,367,119	$22,367,119	$6,838,358	$6,838,358

See notes to financial statements

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Financial Statements
Three and Six Months Ended June 30, 2018
(In U.S. Dollars)

1.	DESCRIPTION OF BUSINESS

Nature of Operations:

The Company’s business continues to be in the research and development stage and is focused on the continued research and development of the next generation surgical robotic platform. In the near term, the Company will continue efforts to complete product development and proceed to pre-clinical and confirmatory human studies and satisfaction of appropriate regulatory requirements. Upon receipt of regulatory approvals, the Company will transition from the research and development stage to the commercialization stage. The completion of these latter stages will be subject to the Company receiving additional funding in the future.

The Company is incorporated in Ontario, Canada in accordance with the Business Corporations Act. The address of the Company’s corporate office and its principal place of business is Toronto, Canada.

Basis of Preparation:

(a)	Statement of Compliance

These condensed interim financial statements for the three and six months ending June 30, 2018 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”).

These condensed interim financial statements should be read in conjunction with the Company’s 2017 annual financial statements which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The condensed interim financial statements have been prepared using accounting polices consistent with those used in the Company’s 2017 annual financial statements as well as any amendments, revisions and new IFRS, which have been issued subsequently and are appropriate to the Company.

The condensed interim financial statements were authorized for issue by the Board of Directors on August 10, 2018.

(b)	Basis of Measurement

These condensed interim financial statements have been prepared on the historical cost basis except for the revaluation of the warrant liability, which is measured at fair value.

(c)	Functional and Presentation Currency

These condensed interim financial statements are presented in United States dollars (“U.S.”), which is the Company’s functional and presentation currency.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Use of Estimates and Judgements

The preparation of financial statements in conformity with IAS 34, Interim Financial Reporting requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of provisions at the date of the condensed interim financial statements and the reported amount of expenses during the year. Financial statement items subject to significant judgement include, the measurement of stock based compensation and the fair v alue estimate of the initial measurement of new warrant liabilities and the remeasurement of unlisted warrant liabilities. While management believes that the estimates and assumptions are reasonable, actual results may differ.

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Financial Statements
Three and Six Months Ended June 30, 2018
(In U.S. Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In assessing whether the going concern assumption is appropriate, management considers all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. The Company expects that approximately US $30 million in incremental funding, will be required in addition to the proceeds of the offering raised in the Q3 of 2018, for the next 12 months to maintain its currently anticipated pace of development. If additional funding is not available, the pace of the Company’s product development plan may be reduced. However, based on internal forecasts, Management believes that the Company has sufficient funds to meet its obligations under a reduced development plan, if necessary, for the ensuing twelve months.

Fair Value

The Black-Scholes model used by the Company to determine fair values of stock options and warrants was developed for use in estimating the fair value of the stock options and warrants.

(b)	Warrant Liability

In accordance with IAS 32, because the exercise prices of new warrants issued, after the Company’s adoption of the U.S. dollar as its functional currency and presentation currency, as well as the warrants issued from the exercise of broker warrants, are not a fixed amount as they are denominated in a currency (Canadian dollar) other than the Company’s functional currency (U.S. dollar), the warrants are accounted for as a derivative financial liability. Each Warrant Liability is initially measured at fair value and subsequent changes in fair value are recorded through Net and Comprehensive Loss for the year. The fair value of these warrants was determined initially using a comparable warrant quoted in an active market, adjusted for differences in the terms of the warrant. At June 30, 2018, the Warrant Liability of listed warrants was adjusted to fair value measured at the market price of the listed warrants, the unlisted warrants were adjusted to fair value using the Black-Scholes formula.

(c)	Fair Value Measurement

The accounting guidance for fair value measurements prioritizes the inputs used in measuring fair value into the following hierarchy:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices included within Level 1 that are directly or indirectly observable:

Level 3 – Unobservable inputs in which little or no market activity exists, therefore requiring an entity to develop its own assumptions about the assumptions that market participants would use in pricing.

The fair value of the listed and unlisted Warrant liability is initially based on level 2 significant observable inputs and at June 30, 2018 is based on level 1, quoted prices (unadjusted) for listed warrants and level 2 for unlisted warrants.

New accounting standards applied

IFRS 9 Financial Instruments

Effective January 1, 2018, the Company adopted IFRS 9, “Financial Instruments”, which replaced IAS 39, “Financial Instruments: Recognition and Measurement”. The adoption of IFRS 9 did not have a material impact on the measurement and carrying values of the Company’s financial instruments, including cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities and warrant liability.

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Financial Statements
Three and Six Months Ended June 30, 2018
(In U.S. Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

IFRS 15 Revenue from Contracts with Customers

Effective January 1, 2018, the Company adopted IFRS 15, “Revenue from Contracts With Customers” (“IFRS 15”) replacing IAS 11, “Construction Contracts”, IAS 18, “Revenue” and several revenue-related interpretations. The adoption of IFRS 15 does not have an impact on the financial statements of the Company.

3.	PATENT RIGHTS

Cost

Balance at December 31, 2017	$978,126

Additions	97,039

Balance at June 30, 2018	$1,075,165

Amortization & Impairment Losses

Balance at December 31, 2017	$203,901

Amortization for the period	10,400

Balance at June 30, 2018	$214,301

Net Book Value

At December 31, 2017	$774,225

At June 30, 2018	$860,864

4.	SHARE CAPITAL

a)

On June 19, 2018 a share consolidation of 1:30 was completed and the Company’s outstanding common shares were adjusted from 419,888,250 to 13,996,275. The number of Common Shares purchasable upon the exercise of each warrant has been adjusted to 0.033333 (30 warrants to purchase one Common Share). All references to the common shares, warrants and stock options have been updated in the notes to reflect the 1:30 reverse stock split.

Authorized:	unlimited number of common shares, no par value

Issued:	13,996,275 (December 31, 2017: 12,686,723)

Exercise prices of u nits, warrants and options are presented in Canadian currency as they are exercisable in Canadian dollars.

On April 10, 2018 Titan completed an offering of securities made pursuant to an agency agreement dated April 3, 2018 between the Company and Bloom Burton Securities Inc. (the “Agent”). The Company sold 1,126,665 Units under the Offering at a price of CDN $9.00 per Unit for gross proceeds of approximately $8,035,941 ($7,211,320 net of closing costs including cash commission of $562,516). Each Unit consisted of one Common Share of the Company and 0.03333 Common Share purchase warrant, each whole warrant entitles the holder thereof to acquire one Common Share of the Company at an exercise price of CDN $10.50 and expiring April 10, 2023. The warrants were valued at $4,553,700 based on the value determined by the Black-Scholes model and the balance of $3,482,241 was allocated to common shares.

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Financial Statements
Three and Six Months Ended June 30, 2018
(In U.S. Dollars)

4.	SHARE CAPITAL (continued)

Pursuant to the agency agreement, in addition to the cash commission paid to the Agent, broker warrants were issued to the Agent which entitle the holder to purchase 78,867 Common Shares at a price of CDN $9.00 per share prior to expiry on April 10, 2020.

On May 10, 2018 Titan announced the completion of the over-allotment option granted to Bloom Burton Securities Inc. as agent for its offering at a price of CDN $9.00 per Unit completed on April 10, 2018 was exercised and the Company sold an additional 168,889 Units at the offering price for additional gross proceeds of $1,189,856 ($1,100,238 net of closing costs including cash commission of $76,988). Each Unit consisted of one Common Share of the Company and 0.03333 Common Share purchase warrant, each whole warrant entitles the holder thereof to acquire one Common Share of the Company at an exercise price of CDN $10.50 and expiring April 10, 2023. The warrants were valued at $658,387 based on the value determined by the Black-Scholes model and the balance of $531,469 was allocated to common shares.

Pursuant to the agency agreement, in addition to the cash commission paid to the Agent, broker warrants were issued to the Agent which entitle the holder to purchase 10,928 Common Shares at a price of CDN $9.00 per share prior to expiry on April 10, 2020.

During the year ended December 31, 2017, 1,755,141 warrants had been exercised for total proceeds of $9,438,577. The fair value of the exercised warrants had a value of $7,953,581 which was reclassed from warrant liability to common stock.

On December 5, 2017 Titan completed an offering of securities made pursuant to an agency agreement dated November 30, 2017 between the Company and Bloom Burton Securities Inc. (the “Agent”). The company sold 1,533,333 Units under the Offering at a price of CDN $15 per Unit for gross proceeds of approximately $18,137,800 ($16,555,875 net of closing costs including cash commission of $1,246,185 paid in accordance with the terms of the agency agreement). Each Unit consisted of one Common Share of the Company and 0.03333 Common Share purchase warrant, each whole warrant entitles the holder thereof to acquire one Common Share of the Company at an exercise price of CDN $18.00 and expiring December 5, 2022. The warrants were valued at $5,223,686 based on the value determined by the Black-Scholes model and the balance of $12,914,114 was allocated to common shares.

Pursuant to the agency agreement in addition to the cash commission paid to the Agent, broker warrants were issued to the Agent which entitle the holder to purchase 105,350 Common Shares at a price of CDN $15.00 per share prior to expiry on December 5, 2019.

On October 31, 2017 Titan completed the final closing of a private placement led by a group of U.S. robotic surgeons. 446,197 common shares of Titan were issued at a subscription price of CDN $7.50 per Common Share for gross proceeds of $2,677,326. On June 29, 2017 Titan completed an offering of securities made pursuant to an agency agreement dated June 26, 2017 between the Company and Bloom Burton Securities Inc. (the “Agent”). The Company sold 1,612,955 Units under the Offering at a price of CDN $4.50 per Unit for gross proceeds of approximately $5,576,357 ($4,838,002 net of closing costs including cash commission of $382,689 paid in accordance with the terms of the agency agreement). Each Unit consisted of one Common Share of the Company and 0.03333 Common Share purchase warrant, each whole warrant entitles the holder thereof to acquire one Common Share of the Company at an exercise price of CDN $6.00 and expiring June 29, 2022. The warrants were valued at $2,788,274 based on the value determined by the Black-Scholes model and the balance of $2,788,083 was allocated to common shares.

Pursuant to the agency agreement, in addition to the cash commission paid to the Agent, broker warrants were issued to the Agent which entitle the holder to purchase 109,533 Common Shares at a price of CDN $4.50 per share prior to expiry on June 29, 2019.

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Financial Statements
Three and Six Months Ended June 30, 2018
(In U.S. Dollars)

4.	SHARE CAPITAL (continued)

On July 21, 2017 Titan completed a second closing of an offering of securities made pursuant to an agency agreement dated June 26, 2017 between the Company and Bloom Burton Securities Inc. (the “Agent”). The Company sold an additional 370,567 Units under the Offering at a price of CDN $4.50 per Unit for gross proceeds of approximately $1,328,871 ($1,200,788 net of closing costs including cash commission of $93,021 paid in accordance with the terms of the agency agreement). Each Unit consisted of one Common Share of the Company and 0.03333 Common Share purchase warrant, each whole warrant entitles the holder thereof to acquire one Common Share of the Company at an exercise price of CDN $6.00 and expiring June 29, 2022. The warrants were valued at $575,844 based on the value determined by the Black-Scholes model and the balance of $753,027 was allocated to common shares.

Pursuant to the agency agreement in addition to the cash commission paid to the Agent, broker warrants were issued to the Agent which entitle the holder to purchase 25,940 Common Share at a price of CDN $4.50 per share prior to expiry on June 29, 2019.

On March 16, 2017 Titan completed an offering of securities made pursuant to an agency agreement dated March 10, 2017 between the Company and Bloom Burton Securities Inc. (the “Agent”). The Company sold 715,573 Units under the Offering at a price of CDN $10.50 per Unit for gross proceeds of approximately $5,642,537 ($5,039,817 net of closing costs including cash commission of $394,316 paid in accordance with the terms of the agency agreement). Each Unit consisted of one Common Share of the Company and (i)0.01666 of one Common Share purchase warrant, each whole warrant entitling the holder thereof to acquire one Common Share of the Company at an exercise price of CDN $12.00 and expiring March 16, 2019, and (ii)0.01666 of one Common Share purchase warrant, each whole warrant entitling the holder thereof to acquire on Common Share of the Company at an exercise price of CDN $15 and expiring March 16, 2021. The warrants were valued at $1,297,810 based on the value determined by the Black-Scholes model and the balance of $4,344,727 was allocated to common shares.

Pursuant to the agency agreement, in addition to the cash commission paid to the Agent, broker warrants were issued to the Agent which entitle the holder to purchase 50,005 Common Shares at a price of CDN $10.50 per share prior to expiry on March 16, 2019.

On November 23, 2015 Titan closed a private placement of 143,009 Common Shares to Longtai Medical Inc. at a subscription price of CDN $36.90 per common share for gross proceeds of $4,000,000. Under the Agreement, Titan granted to Longtai exclusive rights to negotiate an exclusive marketing, sales and distribution agreement for Titan’s SPORT Surgical System in the Asia Pacific region. Longtai paid to Titan $2,000,000 as a deposit toward the Distributorship Agreement.

As the parties were not able to reach consensus as to the Distribution Agreement by the agreed upon date, the deposit became due for repayment to Longtai. On August 24, 2017 Titan completed a subscription agreement with Longtai for the equity conversion of Longtai’s $2.0 million deposit. Under the terms of the subscription agreement dated July 31, 2017, Titan issued to Longtai 563,067 Units at an assigned issue price of CDN $4.50 per Unit. Each Unit consists of one common share and 0.03333 common share purchase warrant, with each whole warrant exercisable for one Common Share at an exercise price of CDN $6 per warrant and will expire August 24, 2022. The warrants were valued at $822,372 based on the value determined by the Black-Scholes model.

The common shares were valued at $1,887,411 based on the market value on August 24, 2017 of CDN $4.20. The warrant and the common share were valued at fair value in accordance with International Financial Reporting Interpretations Committee Interpretation #19-Extinguishing Financial Liabilities (“IFRIC 19”). A loss of $709,782 was incurred on extinguishment which is included in the Gain (Loss) on change in value of warrant liability in the statement of net and comprehensive loss.

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Financial Statements
Three and Six Months Ended June 30, 2018
(In U.S. Dollars)

4.	SHARE CAPITAL (continued)

b)	Warrants, Stock Options and Compensation Options

Titan has reserved and set aside up to 10% of the issued and outstanding shares of Titan for granting of options to employees, officers, consultants and advisors. At June 30, 2018, 535,724 common shares (December 31, 2017: 677,063) were available for issue in accordance with the Company’s stock option plan. The terms of these options are determined by the Board of Directors. A summary of the status of the Company’s outstanding stock options as of June 30, 2018 and June 30, 2017 and changes during the periods ended on those dates is presented in the following table:

	Six Months Ended		Six Months Ended
	June 30, 2018		June 30, 2017

	Number of	Weighted-average	Number of	Weighted-average
	Stock Options	Exercise Price (CDN)	Stock Options	Exercise Price (CDN)

Balance Beginning	591,609	$21.30	240,075	$33.00
Granted	273,948	$15.00	344,186	$16.39
Expired/Forfeited	(1,653)	$24.90	(43,296)	$34.93
Balance Ending	863,904	$19.22	540,964	$22.27

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Financial Statements
Three and Six Months Ended June 30, 2018
(In U.S. Dollars)

4.	SHARE CAPITAL (continued)

The weighted-average remaining contractual life and weighted-average exercise price of options outstanding and of options exercisable as at June 30, 2018 are as follows:

Options Outstanding

		Weighted-average
Exercise	Number	remaining	Options
Price (CDN)	Outstanding	contractual life (years)	Exercisable

$4.50	18,935	5.29	18,935
$4.80	3,040	2.21	3,040
$9.60	1,105	2.27	1,105
$11.70	6,667	2.43	3,333
$12.00	1,948	2.43	1,948
$12.90	50,000	5.80	12,500
$14.40	18,950	6.36	-
$15.00	16,667	5.61	4,167
$15.00	273,948	6.56	-
$16.80	22,112	0.09	22,112
$17.10	277,519	5.55	69,380
$28.80	10,170	0.47	10,170
$30.00	105,719	3.15	57,206
$30.60	6,120	2.48	4,889
$32.40	18,810	2.58	18,810
$41.70	658	1.46	658
$45.30	560	2.12	560
$51.60	15,371	1.95	15,371
$52.80	3,537	0.68	3,537
$58.20	12,069	0.89	12,069

`	863,904	5.12	259,790

The weighted average exercise price of options outstanding is CDN $19.22 and CDN $24.86 for options that are exercisable.

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Financial Statements
Three and Six Months Ended June 30, 2018
(In U.S. Dollars)

4.	SHARE CAPITAL (continued)

Options are g ranted to Directors, Officers, Employees and Consultants at various times. Options are to be settledby physical delivery of shares.

Grant date/Person entitled	Number of Options	Vesting Conditions	Contractual life of Options
January 17, 2017, option grants to Employees	277,519	Vest as to ¼ of the total number of Options granted, every year from Option Date	7 years
February 7, 2017 option grants to Employees	16,667	Vest as to 1/4 of the total number of Options granted, every year from Option Date	7 years
April 17, 2017, option grants to Employees	50,000	Vest as to 1/4 of the total number of Options granted, every year from Option Date	7 years
September 7, 2017, options granted to Consultants	6,667	Half vest in 3 months and the remaining half in 6 months	3 years
September 7, 2017, options granted to Directors	12,269	immediately	7 years
September 15,2017, options granted to Consultants	3,040	immediately	3 years
October 6, 2017, options granted to Consultants	1,105	immediately	3 years
November 8, 2017 option grants to Employees	18,950	Vest as to 1/4 of the total number of Options granted, every year from Option Date	7 years
December 4, 2017, options granted to Consultants	1,948	immediately	3 years
December 4, 2017, options granted to Consultants	6,667	Half vest immediately and the remaining half in 12 months	3 years
January 19, 2018 option grants to Employees	273,948	Options will vest the earlier of commercialization or 3 years from grant date.	7 years

Inputs for Measurement of Grant Date Fair Values

The grant date fair value of all share-based payment plans was measured based on the Black-Scholes formula. Expected volatility was estimated by considering historic average share price volatility. The inputs used in the measurement of fair values at grant date of the share-based option plan are as follows:

	2018	2017

Fair Value at grant date (CDN)	$7.50	$5.70 - $ 9.60
Share price at grant date (CDN)	$13.80	$10.20 - $16.20
Exercise price (CDN)	$15.00	$12.90 - $17.10
Expected Volatility	88.1%	82.4% - 82.8%
Option Life	3 years	4 years
Expected dividends	nil	nil
Risk-free interest rate (based on government bonds)	1.86%	0.89% - 1.01%

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Financial Statements
Three and Six Months Ended June 30, 2018
(In U.S. Dollars)

4.	SHARE CAPITAL (continued)

The following is a summary of outstanding warrants included in Shareholder’s Equity as at June 30, 2018 and June 30, 2017 and changes during the periods then ended.

	Six Months Ended		Six Months Ended
	June 30, 2018		June 30, 2017
	Number of		Number of
	Warrants	Amount	Warrants	Amount

Opening Balance	5,260,705	$741,917	5,651,434	$855,800
Expired during the year
Exercise Price CDN $1.25
Expiry March 18, 2018	(5,260,705)	(741,917)	-	-
Expired during the year
Exercise Price CDN $1.77
Expiry March 14, 2017	-	-	(390,729)	(113,883)

Ending Balance	-	$-	5,260,705	$741,917

5.	WARRANT LIABILTY

	Six Months Ended		Year Ended
	June 30, 2018		December 31, 2017
	Number of		Number of
	Warrants	Amount	Warrants	Amount

Opening Balance	147,996,929	$17,849,460	77,451,086	$2,365,691

Issue of warrants expiring, March 16, 2019	-	-	10,733,600	572,326
Issue of warrants expiring, March 16, 2021	-	-	10,733,600	725,484
Issue of warrants expiring, June 29, 2022	-	-	59,505,637	3,364,118
Issue of warrants expiring, August 24, 2022	-	-	16,892,000	822,372
Issue of warrants expiring, December 5, 2022	-	-	46,000,000	5,223,686
Issue of warrants expiring, April 10, 2023	38,866,627	5,212,087	-	-

Warrants exercised during the year	(195,000)	(28,949)	(52,654,224)	(7,953,581)

Warrants expired during the year	-		(20,664,770)	-
Foreign exchange adjustment during the year		(935,656)	-	305,475
Fair value adjustment during the year		(5,853,111)		12,423,889

Ending Balance	186,668,556	$16,243,831	147,996,929	$17,849,460

In addition to the warrants listed above, at June 30, 2018, the Company has issued and outstanding, 292,200 broker unit warrants expiring between September 20, 2018 and April 10,2020.

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Financial Statements
Three and Six Months Ended June 30, 2018
(In U.S. Dollars)

6.	COMMITMENTS

The Company has 4,477 square feet leased at a former location for CDN $4,673 per month through January 31, 2019. This space has been sublet for CDN $4,099 per month through the lease term.

For its corporate office located at 170 University Avenue, Toronto Ontario, effective September 18, 2017 the Company extended its lease term for a period of 22 months, commencing February 1, 2018 at a monthly rent of CDN $9,969.

As a part of its program of research and development around the SPORT Surgical System, the Company has outsourced certain aspects of the design and development to a U.S. based technology and development company. At June 30, 2018 $11,633,579 in purchase orders remain outstanding. The Company also has on deposit with this same U.S. supplier $3,932,763 to be applied against future invoices. Commitments with another U.S supplier of technical services totaling $145,800, also remain outstanding at June 30, 2018. In addition, we maintain a deposit of $104,800 with another U.S based development company.

7.	RELATED PARTY TRANSACTIONS

During the three months and six months ended June 30, 2018, transactions between the Company and directors, officers and other related parties were related to compensation matters in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Compensation to the Executive Officers amounted to $323,487 and $918,112 for the three and six months ended June 30, 2018 compared to $405,187 and $756,531 for the same period in 2017.

Officers and Directors of the Company control approximately 0.29% of the Company

	June 30, 2018		December 31, 2017

	Number of Shares	%	Number of Shares	%

John Barker	23,714	0.17	23,714	0.19
Martin Bernholtz	-	-	102,383	0.81
David McNally	1,667	0.01	1,667	0.01
Stephen Randall	13,243	0.09	11,910	0.09
John Schellhorn	294	-	294	-
Bruce Wolff	2,010	0.02	2,010	0.02

Total	40,928	0.29	141,978	1.12

Common Shares Outstanding	13,996,275	100%	12,686,723	100%

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Financial Statements
Three and Six Months Ended June 30, 2018
(In U.S. Dollars)

8.	EVENTS AFTER THE REPORTING DATE

On August 10, Titan Completed an offering of securities made pursuant to an agency agreement dated August 7, 2018 between the Company and Bloom Burton Securities Inc. (the “Agent”). The Company sold 7,679,574 Units under the Offering price of US $2.50 per Unit for gross proceeds of approximately $19,198,935. Each Unit consisted of one Common Share of the Company and one Common Share purchase warrant, each warrant entitles the holder thereof to acquire one Common Share of the Company at an exercise price of US $3.20 and expiring August 10, 2023.